October 10, 2017

VIA EDGAR TRANSMISSION

Mr. Courtney Lindsay
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                 Telecom Argentina S.A.
Registration Statement on Form F-4 (File No. 333-218046)

Dear Mr. Lindsay:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Telecom Argentina S.A. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”), be accelerated so that it will be declared effective by 5:00 p.m., Eastern Time, on October 12, 2017, or as soon thereafter as reasonably practicable (the “Effective Date”).

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Adam Brenneman, of Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2704.

[Signature page follows]

Sincerely,

/s/ Germán H. Vidal
Germán H. Vidal
Chief Executive Officer

cc:                                Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP